UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CAPITAL TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland (State of incorporation or organization)	94-6181186 (I.R.S. Employer Identification No.)
410 Park Avenue, 14th Floor
New York, NY
(Address of principal executive offices, including zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which the form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
The Board of Directors (the “Board”) of Capital Trust, Inc. (“Capital Trust”) has authorized and the Company has declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of class A common stock, par value $0.01 per share, of Capital Trust (the “Common Stock”) to stockholders of record at the close of business on March 14, 2011 (the “Record Date”). Each Right entitles the registered holder to purchase from Capital Trust one one-thousandth of one share of series A junior participating preferred stock, par value $0.01 per share, of Capital Trust (the “Preferred Stock”), at a purchase price equal to $6.00 per one one-thousandth of a share, subject to adjustment (the “Exercise Price”). The description and terms of the Rights are set forth in a Tax Benefit Preservation Rights Agreement, dated March 3, 2011 (the “Rights Agreement”), as the same may be amended from time to time, between Capital Trust and American Stock Transfer & Trust Company, LLC, as Rights Agent. In addition, one Right will be issued with each share of the Common Stock that becomes outstanding after the Record Date, and prior to the earliest of (i) the Distribution Date (as defined below), (ii) the date the Rights are redeemed, (iii) the date the Rights are exchanged, or (iv) the date the rights otherwise expire (see “Expiration Date of the Rights” below). The Rights trade automatically with shares of the Common Stock and separate and become exercisable only under the circumstances described below.
Purpose of the Rights Agreement
By adopting the Rights Agreement, the Board is seeking to protect Capital Trust’s ability to carry forward its net operating losses and certain other tax attributes (collectively, the “Tax Benefits”). Capital Trust has experienced and may continue to experience substantial net operating losses for federal and state income tax purposes. In general, Capital Trust may “carry forward” net operating losses in certain circumstances to offset current and future taxable income, which will reduce federal and state income tax liability, subject to certain requirements and restrictions. The Rights Agreement also has certain ancillary anti-takeover effects.
These Tax Benefits can be valuable to Capital Trust. However, if Capital Trust experiences an “ownership change”, as defined for purposes of Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder, its ability to use the Tax Benefits could be substantially limited and delayed, which would significantly impair the value of the Tax Benefits.
Generally, Capital Trust will experience an “ownership change” if the percentage of the shares of the Common Stock owned by one or more “five-percent shareholders” increases by more than fifty percentage points over the lowest percentage of shares of the Common Stock owned by such stockholder at any time during the prior three-year period or, if sooner, since our last “ownership change.” Therefore, the Rights Agreement has a 4.9% “trigger” threshold that is intended to act as a deterrent to any person or entity seeking to acquire 4.9% or more of the outstanding Common Stock without the prior approval of the Board.
Rights Are Not Exercisable Until the Distribution Date
Until the Distribution Date (as defined below), the Rights will be attached to all certificates representing shares of the Common Stock then outstanding, and no separate Rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become separately tradable and exercisable only upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (collectively, an “Acquiring Person”) has acquired beneficial ownership of 4.9% or more of the outstanding Common Stock or (ii) ten business days (or such later day as the Board may determine) following the commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (such earlier date being referred to as the “Distribution Date”). The Rights Agreement includes a procedure whereby the Board will consider requests to exempt certain acquisitions of Common Stock from the applicable ownership trigger if the Board determines that the requested acquisition will not jeopardize or endanger the availability of the Tax Benefits.

Rights Holders Have No Rights as Stockholder Until Right Is Exercised
Until a Right is exercised, the holder of such Right will have no rights as a stockholder of Capital Trust (beyond those possessed as an existing stockholder), including, without limitation, the right to vote or to receive dividends with respect to the Right.
Grandfathered Persons
The Rights Agreement provides that any person or entity who otherwise would be an Acquiring Person on the date the Rights Agreement was adopted (each, a “Grandfathered Person”) shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless such Grandfathered Person increases its beneficial ownership by more than one-quarter of one percentage point over such Grandfathered Person’s lowest percentage of ownership of the Common Stock after the adoption of the Rights Agreement, subject to specified exceptions.
Detachment and Transfer of Rights
Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for the Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.
“Flip-in” Rights
At any time after a Distribution Date has occurred, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon paying the Exercise Price and in lieu of a number of one one-thousandths of a share of Preferred Stock, Common Stock (or, in certain circumstances, cash or other of our securities) having a market value equal to two times the Exercise Price of the Right. For example, assuming a $3.00 market price for the Common Stock and the current Exercise Price of a $6.00, after the Distribution Date each Right would entitle its holder to purchase four shares of the Common Stock with a market value of $12.00 for an aggregate purchase price of $6.00, or $1.50 per share. All Rights beneficially owned by any Acquiring Person would be null and void.
“Flip-over” Rights
In the event any person or group becomes an Acquiring Person and Capital Trust merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of Capital Trust’s consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right (other than void Rights owned by an Acquiring Person) will thereafter have the right to receive, upon payment of the Exercise Price, common stock of the acquiring company that at the time of such transaction will have a market value equal to two times the Exercise Price of the Right.
Exchange of Rights
At any time after a person becomes an Acquiring Person, in lieu of allowing the “flip-in” to occur, the Board may exchange the Rights (other than void Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one share of the Common Stock, (or, under certain circumstances, cash, property or other securities of Capital Trust, including fractions of a share of preferred stock) per Right. Notwithstanding the foregoing, the Board may not conduct such an exchange at any time any person (other than Capital Trust or certain entities affiliated with Capital Trust) together with such person’s affiliates or associates becomes the beneficial owner of 50% or more of the Common Stock.

Redemption of Rights
At any time prior to a Distribution Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right and on such terms and conditions as the Board may establish. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
Expiration Date of the Rights
The Rights will expire at 5:00 P.M. (New York City time) on the earliest of:
•	March 14, 2014, the three-year anniversary of the Record Date;
•	the time at which the Rights are redeemed or exchanged under the Rights Agreement;
•	the final adjournment of Capital Trust’s 2011 annual meeting of stockholders if stockholder approval of the Rights Agreement has not been received prior to such time;
•	the repeal of Section 382 or any successor statute, if the Board determines that the Plan is no longer necessary for the preservation of Tax Benefits;
•	the beginning of a taxable year with respect to which the Board determines that no Tax Benefits may be carried forward; or
•	such time when the Board determines that a limitation on the use of Tax Benefits under Section 382 would no longer be material to Capital Trust.
Amendment of Rights
The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than void Rights of an Acquiring Person). After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights.
Terms of the Preferred Stock
In connection with the Rights Agreement, the Board designated 50,000 shares of the Preferred Stock, as set forth in the Articles Supplementary for Series A Junior Participating Preferred Stock (the “Articles Supplementary”) filed with the State Department of Assessments and Taxation of Maryland on March 3, 2011.
This summary description of the Rights Agreement and the Articles Supplementary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Articles Supplementary, as applicable, which are attached hereto as Exhibits 4.1 and 3.1, respectively, and are incorporated herein by reference.
Item 2. Exhibits.
The Exhibit Index appearing immediately after the signature page to this Form 8-A is incorporated by reference.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Capital Trust, Inc.

Date: March 3, 2011	By:	/s/ Geoffrey G. Jervis Geoffrey G. Jervis
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
3.1	Articles Supplementary for Series A Junior Participating Preferred Stock

4.1	Tax Benefit Preservation Rights Agreement, dated March 3, 2011, between the Capital Trust, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent